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Michael Durand

CTO & Acting CPO at Kartable

Paris 11, Île-de-France, France

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 Kartable

Institut national des Sciences appliquées de...

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399 connections

With 14 years of team management, I have lengthy experience in delivering projects and maximizing team productivity. I'm passionate about finding the best talents to assemble creative and over-delivering teams. With a passion for technology and problem solving, I have a track record of s...

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Articles & activity

396 followers

 **Allowing remote-working or not in your teams: should it...**

Michael Durand
Published on LinkedIn

Whether you should authorize or forbid remote working at your company is not a relevant question by itself. Some people achieve more when they work at the office, others when they work from home or any place they choose. And even this is not a constant truth for ea ...see more

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 **We're hiring! Kartable is looking for a Data Analyst to crack the code of...**
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7 Likes

 **Ça claque, bravo !**
Michael commented

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Experience

 **CTO**
Kartable
Jan 2019 – Present · 3 mos
Paris Area, France

 **MoneyVoice**
2 yrs 11 mos

 **Board Member**
Jan 2019 – Present · 3 mos
San Francisco Bay Area

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Head of engineering, software, talent management.
- Design and implementation of the technical solution
- In charge of Talent Acquisition (hiring processes, onboarding, HR processes)
- Opened a distinct office in France and hired a team of 7.... See more



CTO

LocoMobi Inc.

Jul 2015 – Apr 2016 · 10 mos
San Francisco Bay Area

Head of software and hardware engineering, main technical recruiter
- Set up the technical roadmap for the team.
- Led 2 teams split in two offices (California and Canada).
- Set up Agile methodology for the 2 offices.... See more



VP of Engineering

QuickPay Corporation

Jul 2012 – Jul 2015 · 3 yrs 1 mo
San Francisco Bay Area

Head of software development under the CTO, main technical recruiter
- Hired and led a team of 12+ full-time employees with a strong accent on team culture, reduced employee turnover.
- Set up processes, Agile methodology, continuous integration, and QA process to ... See more

CEO

Butterflive

2009 – Jun 2012 · 3 yrs
San Francisco Bay Area

Butterflive is a product designed by The Coding Machine
Domains: Video Streaming, Online marketing, E-Commerce, Online Assistance, Live-Chat

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Education

Institut national des Sciences appliquées de Lyon

Master's degree in Engineering, Signal Processing
1998 – 2003

Electronic, Computer Science and Signal Processing



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